Exhibit 2

NXP Semiconductors

INTERIM REPORT

NXP SEMICONDUCTORS N.V.

PERIOD ENDED

July 2, 2017

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: our ability to complete merger and acquisition-related activity and risks and uncertainties associated with the pending offer by Qualcomm River Holdings B.V., a wholly-owned subsidiary of QUALCOMM Incorporated, to purchase all of NXP’s outstanding common shares, market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash, raise sufficient capital or refinance our debt at or before maturity to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and our business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made; and, except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our filings are available from our Investor Relations department or from the SEC website, www.sec.gov.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Use of non-U.S. GAAP information

In presenting and discussing NXP’s financial position, operating results and cash flows, management uses certain non-U.S. GAAP financial measures. These non-U.S. GAAP financial measures should not be viewed in isolation as alternatives to the equivalent U.S. GAAP measure(s) and should be used in conjunction with the most directly comparable U.S. GAAP measure(s).

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

This interim Management’s Discussion and Analysis should be read in conjunction with the MD&A in our Annual Report on Form 20-F for the year ended December 31, 2016. The various sections of this MD&A contain a number of forward-looking statements that involve a number of risks and uncertainties, including any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, uncertain events or assumptions, and other characterizations of future events or circumstances. Such statements are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing and particularly in “Risk Factors” in Part I, Item 3D of our Annual Report on Form 20-F, and as may be updated in our subsequent Quarterly Reports on Form 6-K. Our actual results may differ materially, and these forward-looking statements do not reflect the potential impact of any divestitures, mergers, acquisitions, or other business combinations that had not been completed as of August 3, 2017.

Introduction

The Company

NXP Semiconductors N.V. (including our subsidiaries, referred to collectively herein as “NXP”, “NXP Semiconductors” and the “Company”) is a global semiconductor company incorporated in the Netherlands as a Dutch public company with limited liability (naamloze vennootschap). We provide leading High Performance Mixed Signal and, up to February 6, 2017, Standard Product solutions that leverage our deep application insight and our technology and manufacturing expertise in radio frequency, analog, power management, interface, security and digital processing products. Our product solutions are used in a wide range of application areas including: automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer, computing and software solutions for mobile phones.

Our corporate seat is in Eindhoven, the Netherlands. Our principal executive office is at High Tech Campus 60, 5656 AG Eindhoven, the Netherlands, and our telephone number is +31 40 2729999. Our registered agent in the United States is NXP USA, Inc., 6501 William Cannon Dr. West, Austin, Texas 78735, United States of America, phone number +1 512 895 2000.

On June 14, 2016, NXP announced an agreement to divest its Standard Products business (SP) to a consortium of financial investors consisting of Beijing JianGuang Asset Management Co., Ltd (“JAC Capital”) and Wise Road Capital LTD (“Wise Road Capital”). On February 6, 2017 we divested SP, receiving $2.6 billion in cash proceeds, net of cash divested. For a further discussion, see Note 3 “Acquisitions and Divestments”.

On October 27, 2016, NXP entered into a purchase agreement (the “Purchase Agreement”) with Qualcomm River Holdings B.V. (“Buyer”), a wholly-owned, indirect subsidiary of QUALCOMM Incorporated. Pursuant to the Purchase Agreement, Buyer commenced a tender offer to acquire all of the issued and outstanding common shares of NXP for $110 per share in cash, for estimated total cash consideration of $38 billion. The tender offer is not subject to any financing condition. An Extraordinary General Meeting of NXP’s shareholders was convened on January 27, 2017, in connection with the offer where the shareholders of NXP approved all resolutions brought before them, with 95% of the votes cast in favor of each such resolution. In light of the foregoing, the tender offer is now conditioned on the tender of 80% of the outstanding shares of NXP, and Buyer, with NXP’s prior written consent (not to be unreasonably withheld, conditioned or delayed), may reduce the required threshold to a percentage not less than 70% of the outstanding shares. Pending the receipt of certain regulatory approvals, as well as satisfaction of other customary closing conditions, the proposed transaction is expected to close by the end of calendar 2017.

The Purchase Agreement contains certain termination rights for NXP and Buyer. If the Purchase Agreement is terminated under certain circumstances, including termination by NXP to enter into a superior proposal for an alternative acquisition transaction or a termination following a change of recommendation by the NXP Board, NXP will be obligated to pay to Buyer a termination compensation equal to $1.25 billion in cash. If the Purchase Agreement is terminated under certain circumstances, including circumstances relating to the failure to obtain antitrust approvals or failure to complete in all material respects certain internal reorganization steps and related dispositions with respect to NXP, Buyer will be obligated to pay to NXP a termination compensation equal to $2 billion in cash.

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During the three and six month periods ended July 2, 2017, NXP incurred expenses of $9 million and $20 million, respectively, associated with the proposed acquisition by the Buyer. The expenses consisted of legal and consulting costs, retention incentives and costs related to dedicated resources associated with the proposed acquisition.

Results of Operations

The following table presents the composition of operating income (loss):

($ in millions, unless otherwise stated)	Q2 2017	Q2 2016	YTD 2017	YTD 2016
Revenue	2,202	2,365	4,413	4,589
% nominal growth	(6.9)	57.0	(3.8)	54.4
Gross profit	1,083	1,099	2,162	1,696
Research and development	(381)	(416)	(748)	(819)
Selling, general and administrative	(263)	(283)	(529)	(579)
Amortization of acquisition-related intangible assets	(373)	(436)	(738)	(803)
Other income (expense)	(16)	10	1,582	8

Operating income (loss)	50	(26)	1,729	(497)

Q2 2017 compared to Q2 2016

In the quarter ended July 2, 2017, revenue decreased as compared to the quarter ended July 3, 2016, reflecting the impact of the divestment of the SP business on February 6, 2017, as no activity is in the current period compared to a full quarter of activity in the second quarter of 2016. Gross profit slightly decreased in the second quarter of 2017 as compared to the second quarter of 2016, primarily as a result of the impact of the divestment of SP, which was partly offset by continued improvement of our operational performance and improved product mix. Operating expenses in the second quarter of 2017 decreased as compared to the second quarter of 2016 as a result of realized synergies from the acquisition of Freescale in addition to the impact of the divestment of SP.

YTD 2017 compared to YTD 2016

In the six month period ended June 2, 2017, revenue decreased as compared to the six month period ended June 3, 2016, reflecting the impact of the divestment of the SP business on February 6, 2017, as one month of activity is in the current period compared to two full quarters of activity in the first six months of 2016. Gross profit increased in the first six month period of 2017 as compared to the first six months of 2016, primarily driven by the absence of the impact of purchase accounting on inventory ($448 million) related to the acquisition of Freescale recognized in the first six months of 2016. In addition, gross profit increased due to the continued improvement of our operational performance, partly offset by the impact of the divestment of SP. Operating expenses in the first six month period of 2017 decreased as compared to the same six month period of 2016 as a result of realized synergies from the acquisition of Freescale in addition to the impact of the divestment of SP, with only one month of activity in the current period. Other income (expense) increased year over year due to the realized gain of $1,597 million on the sale of the SP business in 2017.

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The table below depicts the Purchase Price Accounting (“PPA”) effects (reflecting the amortization related to the fair value adjustments resulting from the acquisition of Freescale in addition to the formation of NXP) for each of the three and six month periods ended July 2, 2017 and July 3, 2016, respectively, per line item in the statement of operations:

($ in millions, unless otherwise stated)	Q2 2017	Q2 2016	YTD 2017	YTD 2016
Gross profit	(76)	(66)	(135)	(562)
Selling, general and administrative	(6)	(9)	(12)	(10)
Amortization of acquisition-related intangible assets	(373)	(436)	(738)	(803)
Other income (expense)	—	(3)	—	(3)

Operating income (loss)	(455)	(514)	(885)	(1,378)

Revenue

The following table presents revenue and revenue growth by segment for each of the three and six month periods ended July 2, 2017 and July 3, 2016, respectively:

($ in millions, unless otherwise stated)	Q2 2017		Q2 2016 Revenue	YTD 2017		YTD 2016 Revenue
	Revenue	Growth %		Revenue	Growth %
HPMS	2,098	4.2	2,014	4,109	4.7	3,925
SP	—	(100.0)	303	118	(79.5)	577
Corporate and Other	104	116.7	48	186	113.8	87

Total	2,202	(6.9)	2,365	4,413	(3.8)	4,589

Q2 2017 compared to Q2 2016

Revenue decreased by $163 million to $2,202 million in the second quarter of 2017 compared to $2,365 million in the second quarter of 2016, a year-on-year decline of 6.9%, reflecting the impact of the divestment of the SP business on February 6, 2017.

Our HPMS segment saw an increase in revenue of $84 million to $2,098 million in the second quarter of 2017 compared to $2,014 million in the second quarter of 2016, resulting in 4.2% year-on-year growth. The growth in revenue was driven primarily by increased demand in Automotive and Secure Connected Devices offset by lower sales in Secure Identification Solutions due to a combination of lower overall market demand and aggressive average sales price compression.

Revenue of our SP segment was nil in the second quarter of 2017, compared to $303 million in the second quarter of 2016. As of the divestment date of February 6, 2017, revenue derived from services to the former SP activities (Nexperia) in order to support their separation and, on a limited basis, their ongoing operations, is included in the Corporate & Other segment. As the Nexperia business further develops foundry and packaging capabilities, our revenue from this source is expected to decline.

YTD 2017 compared to YTD 2016

Revenue decreased by $176 million to $4,413 million in the first six months of 2017 compared to $4,589 million in the first six months of 2016, a year-on-year decline of 3.8%, reflecting the impact of the divestment of the SP business on February 6, 2017.

Our HPMS segment saw an increase in revenue of $184 million to $4,109 million in the first six months of 2017 compared to $3,925 million in the first six months of 2016, resulting in 4.7% year-on-year growth. The growth in revenue was driven primarily by increased demand in Automotive and Secure Connected Devices and to a lesser extent in Secure Interface & Infrastructure offset by lower sales in Secure Identification Solutions due to a combination of lower overall market demand and aggressive average sales price compression.

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Revenue of our SP segment was $118 million in the first six months of 2017, compared to $577 million in the first six months of 2016. The first six months of 2017 includes only one month of revenue up until the divestment of the SP business on February 6, 2017, whereas the first six months of 2016 includes six months of revenue. As of the divestment date, revenue derived from services to the former SP activities (Nexperia) in order to support their separation and, on a limited basis, their ongoing operations, is included in the Corporate & Other segment. As the Nexperia business develops or acquires its own foundry and packaging capabilities, our revenue from this source is expected to decline.

Gross Profit

The following table presents gross profit by segment for each of the three and six month periods ended July 2, 2017 and July 3, 2016, respectively:

($ in millions, unless otherwise stated)	Q2 2017		Q2 2016		YTD 2017		YTD 2016
	Gross profit	% of segment revenue	Gross profit	% of segment revenue	Gross profit	% of segment revenue	Gross profit	% of segment revenue
HPMS	1,066	50.8	998	49.6	2,096	51.0	1,508	38.4
SP	—	—	97	32.0	45	38.1	184	31.9
Corporate and Other	17	16.3	4	8.3	21	11.3	4	4.6

Total	1,083	49.2	1,099	46.5	2,162	49.0	1,696	37.0

Q2 2017 compared to Q2 2016

Gross profit in the second quarter of 2017 was $1,083 million, or 49.2% of revenue compared to $1,099 million, or 46.5% of revenue in the second quarter of 2016, a decrease of $16 million. This decrease was primarily a result of the impact of the divestment of SP, which was partly offset by continued improvement of our operational performance and improved product mix. The increase in the gross profit percentage was driven by the improvement of our HPMS segment as discussed below as well as the favorable mix impact due to the divestment of the SP business.

Our HPMS segment had a gross profit of $1,066 million, or 50.8% of revenue in the second quarter of 2017, compared to $998 million, or 49.6% of revenue in the second quarter of 2016. The increase in the gross profit percentage was primarily driven by the continued improvement of our operational performance.

Gross profit in our SP segment was nil in the second quarter of 2017, due to the divestment of the SP business on February 6, 2017, compared to $97 million, or 32.0% of revenue in the second quarter of 2016.

YTD 2017 compared to YTD 2016

Gross profit in the first six months of 2017 was $2,162 million, or 49.0% of revenue compared to $1,696 million, or 37.0% of revenue in the first six months of 2016, an increase of $466 million. This increase was primarily driven by the absence of the impact of purchase accounting on inventory recognized in the first six months of 2016, as a result of the acquisition of Freescale, in addition to the continued improvement of our operational performance, partly offset by the impact of the divestment of SP. The increase in the gross profit percentage was driven by the impact of purchase accounting, improved operational performance as well as the favorable mix impact due to the divestment of the SP business.

Our HPMS segment had a gross profit of $2,096 million, or 51.0% of revenue in the first six months of 2017, compared to $1,508 million, or 38.4% of revenue in the first six months of 2016. The increase in the gross profit percentage was primarily driven by the absence of the impact of purchase accounting on inventory ($448 million) in the first six months of 2016, in addition to the continued improvement of our operational performance.

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Gross profit in our SP segment was $45 million, or 38.1% of revenue in the first six months of 2017, compared to $184 million, or 31.9% of revenue in the first six months of 2016. The first six months of 2017 includes only one month of revenue up until the divestment of the SP business on February 6, 2017, whereas the first six months of 2016 includes a full six months of revenue.

Operating expenses

The following table presents operating expenses by segment for each of the three and six month periods ended July 2, 2017 and July 3, 2016:

($ in millions, unless otherwise stated)	Q2 2017		Q2 2016		YTD 2017		YTD 2016
	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue	Operating expenses	% of segment revenue
HPMS	972	46.3	1,064	52.8	1,921	46.8	2,060	52.5
SP	—	—	44	14.5	14	11.9	92	15.9
Corporate and Other	45	43.3	27	56.3	80	43.0	49	56.3

Total	1,017	46.2	1,135	48.0	2,015	45.7	2,201	48.0

The following table below presents the composition of operating expenses by line item in the statement of operations:

($ in millions, unless otherwise stated)	Q2 2017	Q2 2016	YTD 2017	YTD 2016
Research and development	381	416	748	819
Selling, general and administrative	263	283	529	579
Amortization of acquisition-related intangible assets	373	436	738	803

Operating expenses	1,017	1,135	2,015	2,201

Q2 2017 compared to Q2 2016

Operating expenses decreased $118 million to $1,017 million in the second quarter of 2017, compared to $1,135 million in the second quarter of 2016. The decrease in operating expenses is the result of realized synergies from the acquisition of Freescale, lower expenses related to the amortization of acquisition-related intangible assets, in addition to the impact of the divestment of SP, with no operating activities in the current period.

In our HPMS segment, operating expenses amounted to $972 million, or 46.3% of revenue in the second quarter of 2017, compared to $1,064 million, or 52.8% of revenue in the second quarter of 2016. The decrease is the result of realized synergies from the acquisition of Freescale and lower expenses related to the amortization of acquisition-related intangible assets.

Operating expenses in our SP segment was nil in the second quarter of 2017, compared to $44 million, or 14.5% of revenue in the second quarter of 2016. The decrease in operating expenses was due to no activities in the second quarter of 2017, compared to a full quarter of activities in the second quarter of 2016.

YTD 2017 compared to YTD 2016

Operating expenses decreased $186 million to $2,015 million in the first six months of 2017, compared to $2,201 million in the first six months of 2016. The decrease in operating expenses is the result of realized synergies from the acquisition of Freescale, lower expenses related to the amortization of acquisition-related intangible assets, in addition to the impact of the divestment of SP, with only one month of operating activities in the current period.

In our HPMS segment, operating expenses amounted to $1,921 million, or 46.8% of revenue in the first six months of 2017, compared to $2,060 million, or 52.5% of revenue in the first six months of 2016. The decrease is the result of realized synergies from the acquisition of Freescale and lower expenses related to the amortization of acquisition-related intangible assets.

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Operating expenses in our SP segment was $14 million, or 11.9% of revenue in the first six months of 2017, compared to $92 million, or 15.9% of revenue in the first six months of 2016. The decrease in operating expenses was due to the divestment of the SP business on February 6, 2017.

Operating income (loss)

The following table presents operating income (loss) by segment for each of the three and six month periods ended July 2, 2017 and July 3, 2016:

($ in millions, unless otherwise stated)	Q2 2017		Q2 2016		YTD 2017			YTD 2016
	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue	Operating income (loss)	% of segment revenue		Operating income (loss)	% of segment revenue
HPMS	94	4.5	(56)	(2.8)	175	4.3		(542)	(13.8)
SP	—	—	52	17.2	31	26.3		91	15.8
Corporate and Other	(44)	(42.3)	(22)	(45.8)	1,523	n.m.	*)	(46)	(52.9)

Total	50	2.3	(26)	(1.1)	1,729	39.2		(497)	(10.8)

*)	not meaningful

Q2 2017 compared to Q2 2016

Operating income (loss) increased $76 million to an income of $50 million in the second quarter of 2017, compared to a loss of $26 million in the second quarter of 2016. The increase in operating income (loss) is primarily the result of the items discussed above.

YTD 2017 compared to YTD 2016

Operating income (loss) increased $2,226 million to $1,729 million in the first six months of 2017, compared to a loss of $497 million in the first six months of 2016. The increase in operating income (loss) is primarily the result of the realized gain on the divestment of the SP business of $1,597 million. The increase in our HPMS segment is the result of the items discussed above.

Financial income (expense)

The following table presents the details of financial income and expenses:

($ in millions, unless otherwise stated)	Q2 2017	Q2 2016	YTD 2017	YTD 2016
Interest income	6	2	10	4
Interest expense	(75)	(101)	(161)	(208)

Total interest expense, net	(69)	(99)	(151)	(204)
Foreign exchange rate results	(5)	(4)	(17)	(14)
Extinguishment of debt	—	(23)	(41)	(26)
Miscellaneous financing costs/income, net	(1)	—	(2)	2

Total other financial income (expense)	(6)	(27)	(60)	(38)

Total	(75)	(126)	(211)	(242)

Q2 2017 compared to Q2 2016

Financial income (expense) was an expense of $75 million in the second quarter of 2017, compared to an expense of $126 million in the second quarter of 2016. As a result of repayment of debt in the first quarter of 2017 and refinancing of debt during 2016, interest expense decreased. Furthermore, repayment of debt in the second quarter of 2016 resulted in additional debt extinguishment cost.

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YTD 2017 compared to YTD 2016

Financial income (expense) was an expense of $211 million in the first six months of 2017, compared to an expense of $242 million in the first six months of 2016. As a result of repayment of debt in the first quarter of 2017 and refinancing of debt during 2016, interest expense decreased. This was slightly offset by the debt extinguishment cost related to the repayment of debt in the first six months of 2017 being higher than the debt extinguishment cost related to refinancing of debt in the first six months of 2016.

Benefit (provision) for income taxes

Q2 2017 compared to Q2 2016

Our effective tax rate reflects the impact of tax incentives, a portion of our earnings being taxed in foreign jurisdictions at rates different than the Netherlands statutory tax rate and the mix of income and losses in various jurisdictions. Our effective tax rate for the second quarter of 2017 was a benefit of 216% compared with a benefit of 100% for the second quarter of 2016. The change in our effective tax rate was primarily due to the extent that taxable income in the Netherlands and other jurisdictions was offset by losses in the U.S. due to amortization of intangibles from purchase accounting. Also, the 2016 tax benefit reflected the reversal of a portion of the valuation allowance against deferred tax assets.

YTD 2017 compared to YTD 2016

Our effective tax rate reflects the impact of tax incentives, a portion of our earnings being taxed in foreign jurisdictions at rates different than the Netherlands statutory tax rate, and the relative mix of income and losses across those jurisdictions. Our effective tax rate for the first six months of 2017 was a tax expense of 11.6% compared with a tax benefit of 47.5% for the first six months of 2016. The change in our effective tax rate was primarily due to the significant Netherlands tax expense related to the composition of taxable income in 2017 which included a significant gain in the Netherlands related to the SP divestment, offset in part by losses in the U.S. due to amortization of intangibles from purchase accounting as compared to a pre-tax loss in 2016 in the U.S. offset in part by income in the Netherlands and other jurisdictions. The tax provision in the Netherlands was less than the statutory 25% tax rate due to the beneficial impact of the Innovation box, offset in part by non-deductible goodwill on the SP divestment.

Result equity-accounted investees

Q2 2017 compared to Q2 2016

Results related to equity-accounted investees for the three month period ended July 2, 2017 included the gain resulting from the sale of ASMC in April 2017 ($31 million).

YTD 2017 compared to YTD 2016

Results related to equity-accounted investees for the six month period ended July 2, 2017 included the gain resulting from the sale of ASMC in April 2017 ($31 million).

Net income (loss)

The following table presents the composition of net income for the periods reported:

($ in millions, unless otherwise stated)	Q2 2017	Q2 2016	YTD 2017	YTD 2016
Operating income (loss)	50	(26)	1,729	(497)
Financial income (expense)	(75)	(126)	(211)	(242)
Benefit (provision) for income taxes	54	152	(176)	351
Result equity-accounted investees	34	1	39	2

Net income (loss)	63	1	1,381	(386)

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Non-controlling interests

Q2 2017 compared to Q2 2016

Non-controlling interests, which are related to the third party share in the result of consolidated companies, predominantly SSMC, amounted to a profit of $14 million in the second quarter of 2017, equivalent to the second quarter of 2016.

YTD 2017 compared to YTD 2016

Non-controlling interests, which are related to the third party share in the result of consolidated companies, predominantly SSMC, amounted to a profit of $27 million in the first six months of 2017, compared to a profit of $25 million in the first six months of 2016.

Employees

As of July 2, 2017 we had 29,900 full-time equivalent employees (as of December 31, 2016: 40,400 full-time equivalent employees). The following table indicates the percentage of full-time equivalent employees per geographic area:

% as of	July 2, 2017	December 31, 2016
Europe and Africa	20	18
Americas	20	15
Greater China	24	28
Asia Pacific	36	39

Total	100	100

The decrease in full-time equivalents from December 31, 2016 is primarily a result of the divestment of the SP business on February 6, 2017.

Liquidity and Capital Resources

We derive our liquidity and capital resources primarily from our cash flows from operations. We continue to generate strong positive operating cash flows. At the end of the second quarter of 2017, our cash balance was $2,642 million, an increase of $748 million compared to December 31, 2016. Taking into account the available amount of the Secured Revolving Credit Facility (RCF) of $600 million, we had access to $3,242 million of liquidity as of July 2, 2017.

We currently use cash to fund operations and capital expenditures. Based on past performance and current expectations, we believe that our current available sources of funds (including cash and cash equivalents, RCF Agreement, plus anticipated cash generated from operations) will be adequate to finance our operations and capital expenditures for at least the next year.

Our capital expenditures were $257 million in the first six months of 2017, compared to $159 million in the first six months of 2016.

Our total debt amounted to $6,548 million as of July 2, 2017, a decrease of $2,639 million from December 31, 2016 ($9,187 million) as a result of the repurchase of the Term Loans and the 5.75% Senior Unsecured Notes due 2021 which was done utilizing the cash proceeds from the divestment of the SP business along with cash generated from operating activities.

At July 2, 2017 our cash balance was $2,642 million of which $410 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. Subsequent to the second quarter of 2017, a dividend of $228 million (2016: $325 million) has been declared and paid by SSMC.

[-10]

Share Repurchases

During the six month period ended July 2, 2017, we repurchased $36 million, or 0.4 million shares of our common stock pursuant to our share buyback program at a weighted average price of $100.15 per share. Share repurchases since the announcement of the potential acquisition by Qualcomm solely relate to employee equity transactions.

Cash flows

Our cash and cash equivalents during the first six months of 2017 increased by $732 million as follows:

($ in millions, unless otherwise stated)	YTD 2017	YTD 2016
Net cash provided by (used for) operating activities	1,066	848
Net cash provided by (used for) investing activities	2,370	(165)
Net cash provided by (used for) financing activities	(2,704)	(955)

Net cash increase (decrease) in cash and cash equivalents	732	(272)

Cash Flow from Operating Activities

In the first six months of 2017 our operating activities provided $1,066 million in cash compared to $848 million in cash in the first six months of 2016. The $218 million increase in cash provided by operations was primarily due to the net effect of higher net operating results with $1,381 million of net income for the first six months of 2017 compared to a $386 million net loss for the same period in 2016, offset by the impact of non-cash adjustments, a use of $418 million in the first six months of 2017, compared to $969 million generated in the same period in 2016 and lower changes in working capital, $92 million generated for the first six months of 2017 compared to $262 million generated in the same period in 2016. Net income (loss) and the adjustments to net income (loss) for non-cash items were significantly impacted by the realized gain on the divestment of the SP business of $1,597 million. Changes in assets and liabilities when comparing the periods were primarily driven by the changes in inventory and accounts payable.

Cash Flow from Investing Activities

Investing cash flows consist primarily of capital expenditures, cash used for acquisitions and proceeds from divestitures. Cash provided by investing activities was higher for the first six months of 2017 compared to the first six months of 2016, driven by the divestment of the SP business.

Cash Flow from Financing Activities

Financing cash flows consist primarily of repurchases of common stock, issuance and repayment of short-term and long-term debt, and proceeds from the exercise of stock options. More cash was used for financing activities in the first six months of 2017 compared to the first six months of 2016 due to repurchase of long-term debt in the first quarter of 2017, utilizing the proceeds from the divestment of the SP business, offset by lower purchases of treasury shares as a result of ceasing share buybacks due to the impending acquisition by Qualcomm.

YTD 2017 Financing Activities

2017 and 2020 Term Loans

On February 7, 2017, NXP B.V., together with NXP Funding LLC, delivered notice that it would repay (i) all its outstanding floating-rate term loan due March 2017 (“Term Loan E”) in an aggregate principal amount of $388 million, (ii) all its outstanding floating-rate term loan due January 2020 (“Term Loan D”) in an aggregate principal amount of $387 million and (iii) all its outstanding floating-rate term loan due December 2020 (“Term Loan F”) in an aggregate principal amount of $1,436 million, in each case, together with accrued interest and applicable fees. The repayment occurred in February 2017 with the funds for these repayments coming from the proceeds of the divestment of the SP business.

[-11]

2021 Senior Unsecured Notes

On February 7, 2017, NXP B.V. together with NXP Funding LLC, delivered notice that it would repay to holders of its 5.75% Senior Unsecured Notes due 2021 (the “Notes”) $500 million of the outstanding aggregate principal amount of these Notes, which represented all of the outstanding aggregate principal amount of the Notes. The repayment occurred in March 2017 and the funds for this redemption came from available surplus cash.

YTD 2016 Financing Activities

2021 and 2023 Senior Unsecured Notes

On May 23, 2016, NXP B.V. together with NXP Funding LLC issued U.S. dollar-denominated 4.125% and 4.625% Senior Unsecured Notes with aggregate principal amounts of $850 million, due June 1, 2021 and $900 million, due June 1, 2023. The interest is payable semi-annually on June 1 and December 1 of each year, beginning on December 1, 2016. The Notes were issued at par and were recorded at their fair value of $850 million and $900 million, respectively, on the accompanying condensed consolidated balance sheet. NXP used the net proceeds from the offering of the Notes and cash on hand to repay $1,250 million aggregate principal amount of its existing secured term loan B due 2020 and $500 million aggregate principal amount of its outstanding senior secured notes due 2021.

2016 Senior Unsecured Notes

On February 23 and April 27, 2016, NXP B.V., together with NXP Funding LLC, issued redemption notices for an aggregate principal amount of $200 million and $100 million, respectively, of its $500 million outstanding 3.5% senior notes due 2016. The funds from this redemption came from available surplus cash.

A loss of $26 million relative to the early extinguishment of debt was recognized in relation to the aforementioned financing activities.

Warrants

At the time of the issuance of the 2019 Cash Convertible Senior Notes, NXP entered into separate warrant transactions with various parties for the purchase of up to 11.18 million shares of NXP’s common stock at a price of $133.32 per share. NXP received $134 million in cash proceeds from the sale of the Warrants, which was recorded in other non-current liabilities. As of January 1, 2016, as a result of the acquisition of Freescale, NXP has concluded that the functional currency of the holding company is USD. Consequently, beginning from January 1, 2016, the warrants with a carrying value of $168 million were reclassified to stockholders’ equity, and mark-to-market accounting is no longer applicable. The warrants are included in diluted earnings per share to the extent the impact is dilutive.

Contractual Obligations

During the first six months of 2017, our contractual obligations decreased by $64 million resulting from normal business operations.

Off-balance Sheet Arrangements

At the end of the second quarter of 2017, we had no off-balance sheet arrangements other than operating leases and other commitments resulting from normal business operations.

[-12]

Condensed consolidated statements of operations of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Revenue	2,202	2,365	4,413	4,589
Cost of revenue	(1,119)	(1,266)	(2,251)	(2,893)

Gross profit	1,083	1,099	2,162	1,696
Research and development	(381)	(416)	(748)	(819)
Selling, general and administrative	(263)	(283)	(529)	(579)
Amortization of acquisition-related intangible assets	(373)	(436)	(738)	(803)
Other income (expense)	(16)	10	1,582	8

Operating income (loss)	50	(26)	1,729	(497)
Financial income (expense):
Extinguishment of debt	—	(23)	(41)	(26)
Other financial income (expense)	(75)	(103)	(170)	(216)

Income (loss) before income taxes	(25)	(152)	1,518	(739)
Benefit (provision) for income taxes	54	152	(176)	351
Results relating to equity-accounted investees	34	1	39	2

Net income (loss)	63	1	1,381	(386)
Less: Net income (loss) attributable to non-controlling Interests	14	14	27	25

Net income (loss) attributable to stockholders	49	(13)	1,354	(411)
Earnings per share data:
Net income (loss) per common share attributable to Stockholders in $
- Basic	0.15	(0.04)	4.02	(1.20)
- Diluted	0.14	(0.04)	3.93	(1.20)
Weighted average number of shares of common stock outstanding during the period (in thousands):
- Basic	337,537	341,299	336,964	341,569
- Diluted	344,983	341,299	344,620	341,569

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-13]

Condensed consolidated statements of comprehensive income of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Net income (loss)	63	1	1,381	(386)
Other comprehensive income (loss), net of tax:
Change in fair value cash flow hedges	2	1	6	5
Change in foreign currency translation adjustment	54	(38)	110	13
Change in net actuarial gain (loss)	(2)	(3)	1	2
Change in unrealized gains/losses available-for-sale securities	5	—	8	—

Total other comprehensive income (loss)	59	(40)	125	20

Total comprehensive income (loss)	122	(39)	1,506	(366)
Less: Comprehensive income (loss) attributable to non-controlling interests	14	14	27	25

Total comprehensive income (loss) attributable to stockholders	108	(53)	1,479	(391)

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-14]

Condensed consolidated balance sheets of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	July 2, 2017	December 31, 2016
Assets
Current assets:
Cash and cash equivalents	2,642	1,894
Accounts receivable, net	915	1,033
Assets held for sale	—	1,104
Inventories, net	1,178	1,113
Other current assets	336	254

Total current assets	5,071	5,398

Non-current assets:
Other non-current assets	785	962
Property, plant and equipment, net of accumulated depreciation of $2,591 and $2,314	2,306	2,352
Identified intangible assets, net of accumulated amortization of $2,900 and $2,169	6,590	7,343
Goodwill	8,876	8,843

Total non-current assets	18,557	19,500

Total assets	23,628	24,898
Liabilities and equity
Current liabilities:
Accounts payable	1,068	973
Liabilities held for sale	—	198
Restructuring liabilities-current	87	129
Accrued liabilities	801	712
Short-term debt	758	421

Total current liabilities	2,714	2,433
Non-current liabilities:
Long-term debt	5,790	8,766
Restructuring liabilities	18	22
Deferred tax liabilities	1,379	1,659
Other non-current liabilities	895	862

Total non-current liabilities	8,082	11,309
Equity:
Non-controlling interests	248	221
Stockholders’ equity:
Preferred stock, par value €0.20 per share:
- Authorized: 645,754,500 shares (2016: 645,754,500 shares)
- issued: none
Common stock, par value €0.20 per share:
- Authorized: 430,503,000 shares (2016: 430,503,000 shares)
- Issued and fully paid: 346,002,862 shares (2016: 346,002,862 shares)	71	71
Capital in excess of par value	15,812	15,679
Treasury shares, at cost:
- 7,883,657 shares (2016: 10,609,980 shares)	(692)	(915)
Accumulated other comprehensive income (loss)	159	34
Accumulated deficit	(2,766)	(3,934)

Total Stockholders’ equity	12,584	10,935

Total equity	12,832	11,156

Total liabilities and equity	23,628	24,898

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-15]

Condensed consolidated statements of cash flows of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	For the three months ended		For the six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Cash flows from operating activities:
Net income (loss)	63	1	1,381	(386)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	560	620	1,094	1,149
Share-based compensation	67	80	135	179
Excess tax benefits from share-based compensation plans	—	(1)	—	(4)
Amortization of discount on debt	10	7	20	15
Amortization of debt issuance costs	3	4	6	9
Net (gain) loss on sale of assets	(14)	(11)	(1,611)	(11)
Loss on extinguishment of debt	—	23	41	26
Results relating to equity-accounted investees	(3)	(1)	(8)	(2)
Changes in deferred taxes	(120)	(171)	(95)	(392)
Changes in operating assets and liabilities:
(Increase) decrease in receivables and other current assets	49	(61)	53	(61)
(Increase) decrease in inventories	(37)	46	(65)	487
Increase (decrease) in accounts payable and accrued liabilities	(137)	(120)	107	(167)
Decrease (increase) in other non-current assets	(2)	(1)	(3)	3
Exchange differences	5	4	17	14
Other items	(3)	15	(6)	(11)

Net cash provided by (used for) operating activities	441	434	1,066	848
Cash flows from investing activities:
Purchase of identified intangible assets	(16)	(7)	(40)	(25)
Capital expenditures on property, plant and equipment	(96)	(71)	(257)	(159)
Purchase of interests in businesses, net of cash acquired	—	—	—	(2)
Proceeds from sale of interests in businesses	54	18	2,668	18
Other	—	1	(1)	3

Net cash provided by (used for) investing activities	(58)	(59)	2,370	(165)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	—	(1)	—	(6)
Repurchase of long-term debt	—	(1,872)	(2,728)	(2,076)
Principal payments on long-term debt	(4)	(8)	(8)	(22)
Proceeds from the issuance of long-term debt	—	1,750	—	1,750
Cash paid for debt issuance costs	—	(14)	—	(14)
Cash proceeds from exercise of stock options	32	27	68	72
Purchase of treasury shares and restricted stock unit withholdings	(10)	(397)	(36)	(663)
Excess tax benefits from share-based compensation plans	—	1	—	4

Net cash provided by (used for) financing activities	18	(514)	(2,704)	(955)
Effect of changes in exchange rates on cash positions	3	(14)	16	(7)

Increase (decrease) in cash and cash equivalents	404	(153)	748	(279)
Cash and cash equivalents at beginning of period	2,238	1,488	1,894	1,614

Cash and cash equivalents at end of period	2,642	1,335	2,642	1,335

	For the three months ended		For the six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Supplemental disclosures to the condensed consolidated cash flows
Net cash paid during the period for:
Interest	84	108	137	182
Income taxes	119	18	175	32

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-16]

Condensed consolidated statements of changes in equity of NXP Semiconductors N.V. (unaudited)

($ in millions, unless otherwise stated)

	Outstanding number of shares (in thousands)	Common stock	Capital in excess of par value	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total Stockholders’ equity	Non- controlling interests	Total equity
Balance as of December 31, 2016	335,392	71	15,679	(915)	34	(3,934)	10,935	221	11,156
Net income (loss)						1,354	1,354	27	1,381
Other comprehensive income					125		125		125
Share-based compensation plans			133				133		133
Treasury shares and restricted stock unit withholdings	(357)			(36)			(36)		(36)
Shares issued pursuant to stock awards	3,083			259		(192)	67		67
Cumulative effect adjustments						6	6		6

Balance as of July 2, 2017	338,118	71	15,812	(692)	159	(2,766)	12,584	248	12,832

The accompanying notes to the condensed consolidated financial statements are an integral part of these statements

[-17]

NXP SEMICONDUCTORS N.V.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

All amounts in millions of $ unless otherwise stated

1 Basis of Presentation

We prepared our interim condensed consolidated financial statements that accompany these notes in conformity with U.S. generally accepted accounting principles, consistent in all material respects with those applied in our Annual Report on Form 20-F for the year ended December 31, 2016.

We have made estimates and judgments affecting the amounts reported in our consolidated condensed financial statements and the accompanying notes. The actual results that we experience may differ materially from our estimates. The interim financial information is unaudited, but reflects all normal adjustments that are, in our opinion, necessary to provide a fair statement of results for the interim periods presented. This interim information should be read in conjunction with the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2016.

On October 27, 2016, NXP entered into a purchase agreement (the “Purchase Agreement”) with Qualcomm River Holdings B.V. (“Buyer”), a wholly-owned, indirect subsidiary of Qualcomm Incorporated. Pursuant to the Purchase Agreement, Buyer commenced a tender offer to acquire all of the issued and outstanding common shares of NXP for $110 per share in cash, for estimated total cash consideration of $38 billion. The tender offer is not subject to any financing condition. An Extraordinary General Meeting of NXP’s shareholders was convened on January 27, 2017, in connection with the offer where the shareholders of NXP approved all resolutions brought before them, with 95% of the votes cast in favor of each such resolution. In light of the foregoing, the tender offer is now conditioned on the tender of 80% of the outstanding shares of NXP, and Buyer, with NXP’s prior written consent (not to be unreasonably withheld, conditioned or delayed), may reduce the required threshold to a percentage not less than 70% of the outstanding shares. Pending the receipt of certain regulatory approvals, as well as satisfaction of other customary closing conditions, the proposed transaction is expected to close by the end of calendar 2017.

The Purchase Agreement contains certain termination rights for NXP and Buyer. If the Purchase Agreement is terminated under certain circumstances, including termination by NXP to enter into a superior proposal for an alternative acquisition transaction or a termination following a change of recommendation by the NXP Board, NXP will be obligated to pay to Buyer a termination compensation equal to $1.25 billion in cash. If the Purchase Agreement is terminated under certain circumstances, including circumstances relating to the failure to obtain antitrust approvals or failure to complete in all material respects certain internal reorganization steps and related dispositions with respect to NXP, Buyer will be obligated to pay to NXP a termination compensation equal to $2 billion in cash.

During the three and six month periods ended July 2, 2017, NXP incurred expenses of $9 million and $20 million, respectively, associated with the proposed acquisition by the Buyer. The expenses, included in the Statement of Operations in the line item “General and Administrative”, consisted of legal and consulting costs, retention incentives and costs related to dedicated resources associated with the proposed acquisition.

2 Recent Accounting Pronouncements

Accounting standards adopted in 2017

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments. The new standard requires the recognition of the income tax effects of awards in the income statement when the awards vest or are settled, thus eliminating additional paid in capital pools. The standard also allows for the employer to repurchase more of an employee’s shares for tax withholding purposes without triggering liability accounting. In addition, the ASU allows for a policy election to account for forfeitures as they occur rather than on an estimated basis. The new standard became effective for us on January 1, 2017. The adoption of this standard did not have a material impact on our financial position or results of operations.

[-18]

In October 2016, the FASB issued ASU 2016-16, Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory. Under ASU 2016-16, the selling (transferring) entity is required to recognize a current tax expense or benefit upon transfer of the asset. Similarly, the purchasing (receiving) entity is required to recognize a deferred tax asset or deferred tax liability, as well as the related deferred tax benefit or expense, upon receipt of the asset. The new standard became effective for us on January 1, 2017, due to the Company’s decision to early adopt. The adoption of this standard did not have a material impact on our financial position or results of operations.

Recently issued accounting standards

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delayed the effective date of the new standard from January 1, 2017 to January 1, 2018. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. The Company is still in the process of completing its analysis on the impact of this guidance at this time, with the consideration that the Company currently recognizes distributor revenue based on sell-in accounting, the Company does not expect the adoption of Topic 606 to have a material impact on our financial position or results of operations.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients and ASU 2016-11, Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting. In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. These amendments provide additional clarification and implementation guidance on the previously issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606).

The amendments in ASU 2016-08 clarify how an entity should identify the specified good or service for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements. ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. ASU 2016-11 rescinds several SEC Staff Announcements that are codified in Topic 605, including, among other items, guidance relating to accounting for consideration given by a vendor to a customer, as well as accounting for shipping and handling fees and freight services. ASU 2016-12 provides clarification to Topic 606 on how to assess collectability, present sales tax, treat noncash consideration, and account for completed and modified contracts at the time of transition. In addition, ASU 2016-12 clarifies that an entity retrospectively applying the guidance in Topic 606 is not required to disclose the effect of the accounting change in the period of adoption. The effective date and transition requirements for these amendments are the same as the effective date and transition requirements of ASU 2014-09, which is effective for fiscal years, and for interim periods within those years, beginning after December 15, 2017. The Company does not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (Subtopic 825-10). The new standard requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income, requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset, and eliminates the requirement for public business entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. The new standard will be effective for us on January 1, 2018. The expected adoption method of ASU 2016-01 is being evaluated by the Company and the adoption is not expected to have a significant impact on our financial position or results of operations.

[-19]

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new standard requires lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition standard. Existing sale-leaseback guidance, including guidance for real estate, is replaced with a new model applicable to both lessees and lessors. The new standard will be effective for us on January 1, 2019 with early adoption permitted. We are currently evaluating the potential impact that Topic 842 may have on our financial position and results of operations.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 addresses how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash flow, and other Topics. ASU 2016-15 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2017. The Company does not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. ASU 2017-01 introduces a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated as a business. ASU 2017-01 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2017. The Company does not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Instead, the one step quantitative impairment test calculates goodwill impairment as the excess of the carrying value of a reporting unit over its fair value, up to the carrying value of the goodwill. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019, with early adoption permitted. The ASU should be applied on a prospective basis. The Company does not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

In March 2017, the FASB issued ASU 2017-07, Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“net benefit cost”). The ASU requires that the service cost component be presented separately from the other components of net benefit cost. Services costs should be presented with other employee compensation costs within operations or capitalized in inventory or other assets in accordance to the company’s accounting policies. The other components of net benefit costs should be presented separately outside of a subtotal of income from operations, if one is presented. ASU 2017-07 is effective for annual reporting periods, and interim periods therein, beginning after December 15, 2017. The presentation of the service cost component should be applied retrospectively, and any capitalization of the service cost component should be applied prospectively. The Company does not expect the adoption of this guidance to have a material impact on our financial position or results of operations.

3 Acquisitions and Divestments

There were no material acquisitions during the first six months of 2017. On April 19, 2017, we sold our shares in Advanced Semiconductor Manufacturing Corporation Ltd. (ASMC), representing a 27.47 percent ownership, for a total consideration of $54 million. The gain on the sale of $31 million is included in the Statement of Operations in the line item “Results relating to equity-accounted investees”.

On February 6, 2017, we divested our Standard Products (“SP”) business to a consortium of financial investors consisting of Beijing JianGuang Asset Management Co., Ltd (“JAC Capital”) and Wise Road Capital LTD (“Wise Road Capital”), receiving $2.6 billion in cash proceeds, net of cash divested. Prior to February 6, 2017, the results of the SP business were included in the reportable segment SP.

[-20]

The gain on the sale of $1,597 million is included in the Statement of Operations in the line item “Other income (expense)” and is composed of the following:

Total cash consideration	2,750
Assets held for sale	(1,117)
Cash divested	(138)
Liabilities held for sale	199
Other adjustments	(69)
Transaction costs	(28)

Gain	1,597

There were no material acquisitions or divestments during the first six months of 2016.

4 Identified Intangible Assets

Identified intangible assets as of July 2, 2017 and December 31, 2016 respectively were composed of the following:

	July 2, 2017		December 31, 2016
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
IPR&D 1)	1,053	—	1,380	—
Marketing-related	82	(25)	81	(18)
Customer-related	1,152	(407)	1,146	(322)
Technology-based	7,081	(2,368)	6,790	(1,739)

	9,368	(2,800)	9,397	(2,079)
Software	122	(100)	115	(90)

Identified intangible assets	9,490	(2,900)	9,512	(2,169)

1)	IPR&D is not subject to amortization until completion of the associated research and development effort.

The estimated amortization expense for these identified intangible assets, excluding software, for each of the five succeeding years is:

2017 (remaining)	707
2018	1,437
2019	1,476
2020	1,190
2021	462

All intangible assets, excluding IPR&D and goodwill, are subject to amortization and have no assumed residual value.

The expected weighted average remaining life of identified intangibles is 5 years as of July 2, 2017 (December 31, 2016: 5 years).

[-21]

5 Supplemental Financial Information

Statement of Operations Information:

Depreciation, amortization and impairment

	For the three months ended		For the six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Depreciation of property, plant and equipment	155	165	309	314
Amortization of internal use software	5	6	10	13
Amortization of other identified intangible assets (*)	400	449	775	822

Total	560	620	1,094	1,149

(*)	For the three and six month periods ending July 2, 2017, the amount includes IPR&D impairment charges of $2 million related to assets acquired from Freescale and IPR&D impairment charges of $6 million related to other acquisitions. For the three and six month periods ending July 3, 2016, the amount includes impairment charges relative to IPR&D acquired as part of the acquisition of Freescale of $77 and $89 million, respectively.

Financial income and expense

($ in millions, unless otherwise stated)	For the three months ended		For the six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Interest income	6	2	10	4
Interest expense	(75)	(101)	(161)	(208)

Total interest expense, net	(69)	(99)	(151)	(204)
Foreign exchange rate results	(5)	(4)	(17)	(14)
Extinguishment of debt	—	(23)	(41)	(26)
Miscellaneous financing costs/income, net	(1)	—	(2)	2

Total other financial income (expense)	(6)	(27)	(60)	(38)

Total	(75)	(126)	(211)	(242)

[-22]

Earnings per share

The computation of earnings per share (EPS) is presented in the following table:

($ in millions, unless otherwise stated)	For the three months ended		For the six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Net income (loss)	63	1	1,381	(386)
Less: net income (loss) attributable to non-controlling interests	14	14	27	25

Net income (loss) attributable to stockholders	49	(13)	1,354	(411)
Weighted average number of shares outstanding (after deduction of treasury shares) during the year (in thousands)	337,537	341,299	336,964	341,569
Plus incremental shares from assumed conversion of:
Options 1)	5,206	—	5,355	—
Restricted Share Units, Performance Share Units and Equity Rights 2)	2,240	—	2,301	—
Warrants 3)	—	—		—

Dilutive potential common share	7,446	—	7,656	—
Adjusted weighted average number of share outstanding (after deduction of treasury shares) during the year (in thousands)	344,983	341,299	344,620	341,569
EPS attributable to stockholders in $:
Basic net income (loss)	0.15	(0.04)	4.02	(1.20)
Diluted net income (loss)	0.14	(0.04)	3.93	(1.20)

1)	Stock options to purchase up to 0.4 million shares of NXP’s common stock that were outstanding in Q2 2017 (Q2 2016: 1.5 million shares) and stock options to purchase up to 0.4 million shares of NXP’s common stock that were outstanding YTD 2017 (YTD 2016: 2.6 million shares) were anti-dilutive and were not included in the computation of diluted EPS because the exercise price was greater than the average fair market value of the common stock or the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense and exercise prices was greater than the weighted average number of shares underlying outstanding stock options. In addition, stock options to purchase up to 9.2 million shares of NXP’s common stock that were outstanding in Q2 2016 and stock options to purchase up to 8.1 million shares of NXP’s common stock that were outstanding YTD 2016 were not included in the computation of diluted EPS because a net loss was incurred in Q2 and YTD 2016.
2)	Unvested RSU’s, PSU’s and equity rights of 0.4 million shares that were outstanding in Q2 2017 (Q2 2016: 0.5 million shares) and unvested RSU’s, PSU’s and equity rights of 0.4 million shares that were outstanding YTD 2017 (YTD 2016: 0.6 million shares) were anti-dilutive and were not included in the computation of diluted EPS because the number of shares assumed to be repurchased using the proceeds of unrecognized compensation expense was greater than the weighted average number of outstanding unvested RSU’s, PSU’s and equity rights or the performance goal has not been met yet. In addition, unvested RSU’s, PSU’s and equity rights of 6.9 million shares that were outstanding in Q2 2016 and unvested RSU’s, PSU’s and equity rights of 6.8 million shares YTD 2016 were not included in the computation of diluted EPS because a net loss was incurred in Q2 and YTD 2016.
3)	Warrants to purchase up to 11.2 million shares of NXP’s common stock at a price of $133.32 per share were outstanding in Q2 and YTD 2017 (Q2 and YTD 2016: 11.2 million shares at a price of $133.32). Upon exercise, the warrants will be net share settled. At the end of Q2 and YTD 2017 the warrants were not included in the computation of diluted EPS because the warrants exercise price was greater than the average fair market value of the common shares. (As a net loss was incurred in Q2 and YTD 2016, the warrants were not included in the Q2 and YTD 2016 computation of diluted EPS).

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Balance Sheet Information

Cash and cash equivalents

At July 2, 2017 and December 31, 2016, our cash balance was $2,642 million and $1,894 million, respectively, of which $410 million and $316 million was held by SSMC, our consolidated joint venture company with TSMC. Under the terms of our joint venture agreement with TSMC, a portion of this cash can be distributed by way of a dividend to us, but 38.8% of the dividend will be paid to our joint venture partner. Subsequent to the second quarter of 2017, a dividend of $228 million (2016: $325 million) has been declared and paid by SSMC.

Inventories

Inventories are summarized as follows:

	July 2, 2017	December 31, 2016
Raw materials	50	52
Work in process	871	854
Finished goods	257	207

	1,178	1,113

The portion of finished goods stored at customer locations under consignment amounted to $59 million as of July 2, 2017 (December 31, 2016: $53 million).

The amounts recorded above are net of allowance for obsolescence of $95 million as of July 2, 2017 (December 31, 2016: $84 million).

Accumulated other comprehensive income (loss)

Total comprehensive income (loss) represents net income (loss) plus the results of certain equity changes not reflected in the Consolidated Statements of Operations. The after-tax components of accumulated other comprehensive income (loss) and their corresponding changes are shown below:

	Currency translation differences	Change in fair value cash flow hedges	Net actuarial gain/(losses)	Unrealized gains/losses available-for sale securities	Accumulated Other Comprehensive Income (loss)
As of December 31, 2016	113	(2)	(81)	4	34
Other comprehensive income (loss) before reclassifications	110	10	3	8	131
Amounts reclassified out of accumulated other comprehensive income (loss)	—	—	—	—	—
Tax effects	—	(4)	(2)	—	(6)

Other comprehensive income (loss)	110	6	1	8	125

As of July 2, 2017	223	4	(80)	12	159

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6 Fair Value of Financial Assets and Liabilities

The following table summarizes the estimated fair value and carrying amount of our financial instruments measured on a recurring basis:

			July 2, 2017		December 31, 2016
	Fair value hierarchy		Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets:
Notes hedge	3	1)	243	243	258	258
Other financial assets	2		48	48	40	40
Derivative instruments – assets	2		17	17	3	3
Liabilities:
Short-term debt	2		(9)	(9)	(15)	(15)
Short-term debt (bonds)	2		(748)	(761)	(406)	(406)
Long-term debt (bonds)	2		(4,726)	(5,023)	(7,752)	(8,011)
2019 Cash Convertible Senior Notes	2		(1,036)	(1,371)	(1,014)	(1,310)
Other long-term debt	2		(28)	(28)	(1)	(1)
Notes Embedded Conversion Derivative	3	1)	(243)	(243)	(258)	(258)
Derivative instruments – liabilities	2		(2)	(2)	(6)	(6)

(1)	During the fourth quarter of 2016, the Notes hedges and the Notes Embedded Conversion Derivative were transferred from level 2 to level 3 of the fair value hierarchy.

The following methods and assumptions were used to estimate the fair value of financial instruments:

Other financial assets and derivatives

For other financial assets and derivatives the fair value is based upon significant other observable inputs depending on the nature of the other financial asset and derivative.

Notes hedges and Notes Embedded Conversion Derivative

At July 2, 2017, the Notes hedges and the Notes Embedded Conversion Derivative are measured at fair value using level 3 inputs. The instruments are not actively traded and are valued at the measurement date using an option pricing model that uses observable inputs for the share price of NXP’s common stock, risk-free interest rate, dividend yield and the term, in combination with a significant unobservable input for volatility. Volatility has historically been determined by a hypothetical marketplace. During the second quarter of 2017, an adjustment was made to this factor where we utilized the hypothetical marketplace and also considered the implied volatility in actively traded call options with a similar term. The volatility factor utilized in Q2 was 26% and at December 31, 2016 the volatility factor utilized was 37%. The change in the fair value of the Notes hedges and Notes Embedded Conversion Derivative was solely the gain and loss, respectively for each instrument that was recognized.

Debt

The fair value is estimated on the basis of observable inputs other than quoted market prices in active markets for identical liabilities for certain issues, or on the basis of discounted cash flow analyses. Accrued interest is included under accrued liabilities and not within the carrying amount or estimated fair value of debt.

Assets and liabilities recorded at fair value on a non-recurring basis

We measure and record our non-marketable equity investments (non-marketable equity method and cost method investments) and non-financial assets, such as intangible assets and property, plant and equipment, at fair value when an impairment charge is required.

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7 Debt

Short-term debt

	July 2, 2017	December 31, 2016
Short-term bank borrowings	—	—
Current portion of long-term debt (*)	758	421

Total	758	421

(*)	Net of adjustment for debt issuance costs.

Long-term debt

The following table summarizes the outstanding long-term debt as of July 2, 2017 and December 31, 2016:

		July 2, 2017		December 31, 2016
	Maturities	Amount	Effective rate	Amount	Effective rate
Floating-rate term loan	Mar, 2017	—	—	388	2.770
Floating-rate term loan	Jan, 2020	—	—	387	3.270
Floating-rate term loan	Dec, 2020	—	—	1,436	3.270
Fixed-rate 3.75% senior unsecured notes	Jun, 2018	750	3.750	750	3.750
Fixed-rate 4.125% senior unsecured notes	Jun, 2020	600	4.125	600	4.125
Fixed-rate 4.125% senior unsecured notes	Jun, 2021	1,350	4.125	1,350	4.125
Fixed-rate 5.75% senior unsecured notes	Feb, 2021	—	—	500	5.750
Fixed-rate 3.875% senior unsecured notes	Sep, 2022	1,000	3.875	1,000	3.875
Fixed-rate 4.625% senior unsecured notes	Jun, 2022	400	4.625	400	4.625
Fixed-rate 5.75% senior unsecured notes	Mar, 2023	500	5.750	500	5.750
Fixed-rate 4.625% senior unsecured notes	Jun, 2023	900	4.625	900	4.625
Fixed-rate 1% cash convertible notes	Dec, 2019	1,150	1.000	1,150	1.000
Floating-rate revolving credit facility	Dec, 2020	—	—	—	—

Total principal		6,650		9,361
Liabilities arising from capital lease transactions		38		15
Unamortized discounts, premiums and debt issuance costs		(33)		(61)
Fair value of embedded cash conversion option		(107)		(128)

Total debt, including unamortized discounts, premiums, debt issuance costs and fair value adjustments		6,548		9,187
Current portion of long-term debt		(758)		(421)

Long-term debt		5,790		8,766

YTD 2017 Financing Activities

2017 and 2020 Term Loans

On February 7, 2017, NXP B.V., together with NXP Funding LLC, delivered notice that it would repay (i) all its outstanding floating-rate term loan due March 2017 (“Term Loan E”) in an aggregate principal amount of $388 million, (ii) all its outstanding floating-rate term loan due January 2020 (“Term Loan D”) in an aggregate principal amount of $387 million and (iii) all its outstanding floating-rate term loan due December 2020 (“Term Loan F”) in an aggregate principal amount of $1,436 million, in each case, together with accrued interest and applicable fees. Repayment occurred in February 2017 and the funds for these repayments came from the proceeds of the divestment of the SP business.

2021 Senior Unsecured Notes

On February 7, 2017, NXP B.V. together with NXP Funding LLC, delivered notice that it would repay to holders of its 5.75% Senior Unsecured Notes due 2021 (the “Notes”) $500 million of the outstanding aggregate principal amount of these Notes, which represented all of the outstanding aggregate principal amount of the Notes, as permitted under Article 3 of the indenture dated February 14, 2013 and paragraph 5 of the Notes. Repayment occurred in March 2017 and the funds for this redemption came from available surplus cash.

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Certain terms and Covenants of the notes

The Company is not required to make mandatory redemption payments or sinking fund payments with respect to the notes. The indentures governing the notes contain covenants that, among other things, limit the Company’s ability and that of restricted subsidiaries to incur additional indebtedness, create liens, pay dividends, redeem capital stock or make certain other restricted payments or investments; enter into agreements that restrict dividends from restricted subsidiaries; sell assets, including capital stock of restricted subsidiaries; engage in transactions with affiliates; and effect a consolidation or merger. The Company has been in compliance with any such indentures and financing covenants as of July 2, 2017.

No portion of long-term and short-term debt as of July 2, 2017 has been secured by collateral on substantially all of the Company’s assets and of certain of its subsidiaries (December 31, 2016: $2,211 million).

8 Litigation

We are regularly involved as plaintiffs or defendants in claims and litigation relating to a variety of matters such as contractual disputes, personal injury claims, employee grievances and intellectual property litigation. In addition, our acquisitions, divestments and financial transactions sometimes result in, or are followed by, claims or litigation. Although the ultimate disposition of asserted claims cannot be predicted with certainty, it is our belief that the outcome of any such claims, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial position. However, such outcomes may be material to our consolidated statement of operations for a particular period. Historically, legal actions have not had a material adverse effect on the Company’s business, results of operations or financial condition. The Company records an accrual for any claim that arises whenever it considers that it is probable that it is exposed to a loss contingency and the amount of the loss contingency can be reasonably estimated.

Based on the most current information available to it and based on its best estimate, the Company also re-evaluates at least on a quarterly basis the claims that have arisen to determine whether any new accruals need to be made or whether any accruals made need to be adjusted. Based on the procedures described above, the Company has an aggregate amount of $24.3 million accrued for legal proceedings pending as of July 2, 2017, consistent with the amount accrued for at December 31, 2016. The accruals are included in “Accrued liabilities” and “Other non-current liabilities”.

The Company also estimates the aggregate range of reasonably possible losses in excess of the amount accrued based on currently available information for those cases for which such estimate can be made. The estimated aggregate range requires significant judgment, given the varying stages of the proceedings (including the fact that many of them are currently in preliminary stages), the existence of multiple defendants (including the Company) in such claims whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the claims, and the attendant uncertainty of the various potential outcomes of such claims. Accordingly, the Company’s estimate will change from time to time, and actual losses may be more than the current estimate. As at July 2, 2017, the Company believes that for all litigation pending its aggregate exposure to loss in excess of the amount accrued could range between $0 and $125 million.

Intellectual property litigation and infringement claims could cause us to incur significant expenses or prevent us from selling our products. The resolution of intellectual property litigation may require us to pay damages for past infringement or to obtain a license under the other party’s intellectual property rights that could require one-time license fees or ongoing royalties, require us to make material changes to our products and/or manufacturing processes, require us to cross-license certain of our patents and other intellectual property and/or prohibit us from manufacturing or selling one or more products in certain jurisdictions, which could adversely impact our operating results in future periods.

In addition, the Company is currently assisting Motorola in the defense of eight personal injury lawsuits due to indemnity obligations included in the agreement that separated Freescale from Motorola in 2004, and is defending one suit related to semiconductor operations that occurred prior to NXP’s separation from Philips. The multi-plaintiff Motorola lawsuits are pending in Cook County, Illinois, and the legacy NXP suit is pending in Santa Fe, New Mexico. These claims allege a link between working in semiconductor manufacturing clean room facilities and birth defects in 55 individuals. The eight Motorola suits allege exposures that occurred between 1965 and 2006. Each suit seeks an unspecified amount of damages in compensation for the alleged injuries; however, legal counsel representing the plaintiffs has indicated they will seek substantial compensatory and punitive damages from Motorola for the entire inventory of claims which, if proven and recovered, the Company considers to be

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material. In the Motorola suits, a portion of any indemnity due to Motorola will be reimbursed to NXP if Motorola receives an indemnification payment from its insurance coverage. Motorola has potential insurance coverage for many of the years indicated above, but with differing types and levels of coverage, self-insurance retention amounts and deductibles. We are in discussions with Motorola and their insurers regarding the availability of applicable insurance coverage for each of the individual cases. Motorola and NXP have denied liability for these alleged injuries based on numerous defenses.

9 Related-Party Transactions

The Company’s related parties are the members of the board of directors of NXP Semiconductors N.V., the members of the management team of NXP Semiconductors N.V., equity-accounted investees and Qualcomm Incorporated. As of the divestment of the SP business on February 7, 2017, the newly formed Nexperia has become a related party.

We have a number of strategic alliances and joint ventures. We have relationships with certain of our alliance partners in the ordinary course of business whereby we enter into various sale and purchase transactions, generally on terms comparable to transactions with third parties. However, in certain instances upon divestment of former businesses where we enter into supply arrangements with the former owned business, sales are conducted at cost.

The following table presents the amounts related to revenue and expenses incurred in transactions with these related parties:

	For the three months ended		For the six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Revenue	43	17	51	29
Purchase of goods and services	43	30	63	50

The following table presents the amounts related to receivable and payable balances with these related parties:

	July 2, 2017	December 31, 2016
Receivables	32	13
Payables	30	29

As part of the divestment of the SP business, we entered into a lease commitment to Nexperia in the amount of $41 million and committed $50 million to an investment fund affiliated with Nexperia’s owners.

10 Restructuring

At each reporting date, we evaluate our restructuring liabilities, which consist primarily of termination benefits, to ensure that our accruals are still appropriate.

The following table presents the changes in restructuring liabilities in 2017, by segment:

	Balance January 1, 2017	Additions	Utilized	Released	Other changes	Balance July 2, 2017
HPMS	148	7	(43)	(16)	6	102
SP	3				(3)	—
Corporate and Other	—				3	3

	151	7	(43)	(16)	6	105

The total restructuring liability as of July 2, 2017 of $105 million is classified in the consolidated balance sheet under current liabilities ($87 million) and non-current liabilities ($18 million).

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The components of the restructuring charges recognized in the consolidated statements of operations, for each of the three and six month periods ended July 2, 2017 and July 3, 2016 are as follows:

	For the three months ended		For the six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016

Personnel lay-off costs	—	38	7	52
Other exit costs	2	4	3	11
Release of provisions/accruals	—	(2)	(16)	(3)

Net restructuring charges	2	40	(6)	60

These restructuring charges, for the periods indicated, are included in the following line items in the consolidated statement of operations:

	For the three months ended		For the six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Cost of revenue	1	10	2	14
Selling, general and administrative	1	(2)	4	3
Research and development	—	32	(12)	43

Net restructuring charges	2	40	(6)	60

11 Benefit/Provision for Income Taxes

Benefit/provision for income taxes:

	For the three months ended		For the six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Tax expense (benefit)	(54)	(152)	176	(351)
Effective tax rate	216%	100%	11.6%	47.5%

Our effective tax rate reflects the impact of tax incentives, a portion of our earnings being taxed in foreign jurisdictions at rates different than the Netherlands statutory tax rate, and the relative mix of income and losses across those jurisdictions. Our effective tax rate for the first six months of 2017 was an expense of 11.6% compared with a benefit of 47.5% for the first six months of 2016. The change in our effective tax rate was primarily due to the composition of taxable income in 2017 which included a significant gain in the Netherlands related to the SP divestment, offset in part by losses in the U.S. due to amortization of intangibles from purchase accounting as compared to a pre-tax loss in 2016 in the U.S. offset in part by income in the Netherlands and other jurisdictions. The tax provision in the Netherlands was less than the statutory 25% tax rate due to the beneficial impact of the Innovation box, offset in part by non-deductible goodwill on the SP divestment.

The Company benefits from income tax incentives in certain jurisdictions which provide that we pay reduced income taxes in those jurisdictions for a fixed period of time that varies depending on the jurisdiction. The predominant income tax holiday is expected to expire at the end of 2024. The impact of this tax holiday decreased foreign taxes by $6 million for the second quarters of 2017 and 2016. YTD the impact for 2017 is a decrease of $11 million and for 2016 a decrease of $10 million. The benefit of this tax holiday on net income per share (diluted) was $0.02 for the second quarter of 2017 (YTD 2017: $0.03) and $0.02 for the second quarter of 2016 (YTD 2016: $0.03).

12 Segment Information

Prior to February 6, 2017, NXP was organized into two reportable segments, High Performance Mixed Signal (“HPMS”) and Standard Products (“SP”). As of February 6, 2017, the SP reportable segment was divested and HPMS remains as the sole reportable segment. Corporate and Other represents the remaining portion to reconcile to the Consolidated Financial Statements.

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Our HPMS business segment delivers high performance mixed signal solutions to our customers to satisfy their system and sub-systems needs across eight application areas: automotive, identification, mobile, consumer, computing, wireless infrastructure, lighting and industrial, and software solutions for mobile phones. Our SP business segment offered standard products for use across many application markets, as well as application-specific standard products predominantly used in application areas such as mobile handsets, computing, consumer and automotive. The segments each include revenue from the sale and licensing of intellectual property related to that segment.

Because the Company meets the criteria for aggregation set forth under ASC 280 “Segment Reporting”, and the operating segments have similar economic characteristics, the Company aggregates the results of operations of the Automotive, Secure Identification Solutions, Secure Connected Devices and Secure Interfaces and Infrastructure operating segments into one reportable segment, HPMS, and prior to February 6, 2017, the Standard Products and General Purpose Logic operating segments into another reportable segment, SP.

Revenue and operating income (loss)

	For the three months ended		For the six months ended
	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
Revenue
HPMS	2,098	2,014	4,109	3,925
SP	—	303	118	577
Corporate and Other 1)	104	48	186	87

	2,202	2,365	4,413	4,589

	For the three months ended		For the six months ended
Operating income (loss)	July 2, 2017	July 3, 2016	July 2, 2017	July 3, 2016
HPMS	94	(56)	175	(542)
SP	—	52	31	91
Corporate and Other 1)	(44)	(22)	1,523	(46)

	50	(26)	1,729	(497)

1)	Corporate and Other is not a segment under ASC 280 “Segment Reporting”. Corporate and Other includes revenue related to Manufacturing Operations, unallocated expenses not related to any specific business segment and corporate restructuring charges. The gain on the sale of the divestment of SP business is included in the operating income of Corporate and Other.

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